# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Earlyworks Co., Ltd., CIK 0001944399
CUSIP: 27030F202
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku,, Tokyo, Japan (M0), 110-0005
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,692,878; sole dispositive power 0; shared dispositive power 1,692,878; aggregate amount beneficially owned 1,692,878 (9.9% of the class)
  Comment: The amounts listed in rows 6, 8 and 9 represent ordinary shares, no par value per share, of the issuer (''Ordinary Shares''), which are represented by American Depositary Shares of the issuer (''ADSs''), and, as more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such amounts and the percentage in row 11 are based on 15,252,852 Ordinary Shares outstanding as of the date of this Schedule 13G, as verified with the issuer, and (i) pre-funded warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares (the ''Pre-Funded Warrants''), and (ii) ordinary warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares (the ''Warrants''). Each ADS represents five Ordinary Shares. The reporting person entered into a securities purchase agreement with the issuer on October 10, 2025 (the ''Purchase Agreement''), pursuant to which it purchased the Pre-Funded Warrants and Warrants, exercises of which are in each case subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- Alexander Chase Deitch: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,692,878; sole dispositive power 0; shared dispositive power 1,692,878; aggregate amount beneficially owned 1,692,878 (9.9% of the class)
  Comment: The amounts listed in rows 6, 8 and 9 reflect Ordinary Shares represented by ADSs and, as more fully described in Item 4 of this Schedule 13G, such amounts and the percentage in row 11 are based on 15,252,852 Ordinary Shares outstanding as of the date of this Schedule 13G, as verified with the issuer, and (i) the Pre-Funded Warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares, and (ii) Warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares, indirectly held by the reporting person in connection with the transactions contemplated by the Purchase Agreement, exercises of which are each subject to the Blocker. Each ADS represents five Ordinary Shares.

## Item 1. Issuer
Name of issuer: Earlyworks Co., Ltd.
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005

## Item 2. Person Filing
Name of person filing:
(i) Strategic EP, LLC, a Delaware limited liability company ("Strategic"); and

(ii) Alexander Chase Deitch ("Mr. Deitch").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1050 Crowne Pointe Parkway, Suite 500, Atlanta, GA 30338.
Citizenship: Strategic is a limited liability company organized under the laws of the State of Delaware. Mr. Deitch is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 15,252,852 Ordinary Shares outstanding as of the date of this Schedule 13G, as verified with the issuer.

Strategic holds (i) Pre-Funded Warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares and (ii) Warrants to purchase up to 600,962 ADSs, representing 3,003,460 Ordinary Shares, the exercise of each of which is subject to a Blocker. Strategic may exercise the Pre-Funded Warrants and the Warrants in any combination for up to an aggregate of 1,692,878 Ordinary Shares as a result of the triggering of the Blockers in each of the Pre-Funded Warrants and the Warrants, each of which prohibits Strategic from exercising the Pre-Funded Warrant or the Warrants for Ordinary Shares if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Strategic is the beneficial owner of 1,692,878 Ordinary Shares (the "Shares"). Strategic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Mr. Deitch. Mr. Deitch does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Deitch may be deemed to beneficially own the Shares which are beneficially owned by Strategic.
Percent of class: 9.9
Sole power to vote or to direct the vote:
(A) Strategic: 0.00

(B) Mr. Deitch: 0.00
Shared power to vote or to direct the vote:
(A) Strategic: 1,692,878.00

(B) Mr. Deitch: 1,692,878.00
Sole power to dispose or to direct the disposition:
(A) Strategic: 0.00

(B) Mr. Deitch: 0.00
Shared power to dispose or to direct the disposition:
(A) Strategic: 1,692,878.00

(B) Mr. Deitch: 1,692,878.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
See Exhibit 1 filed herewith

## Signatures
- Strategic EP, LLC: /s/ Strategic EP, LLC, Alexander Chase Deitch, Manager (10/20/2025)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (10/20/2025)